Infinite Composites Final Video Pitch Transcript

1. Exploring space is expensive, even after start-up companies have   reduced launch costs by more than 50% over the past 50 years.
2. Major advancements have been to increase the efficiency of propulsion systems, but little progress has been made on optimizing the heaviest part of a spacecraft or launch vehicle   THE.. FUEL. STORAGE... TANK.
3. Tanks are mission critical. Even on lunar landers and satellites, fuel tanks can make up more than 50% of the vehicle's empty weight. These highly engineered products often serve as the primary structure of a vehicle and there can be more than 100 tanks onboard per flight.
4. State-of-the-art   tanks typically require a metal liner to contain the gas. These liners a major driver of mass   and cost , and their lead-time   can extend expected mission timelines from months…. to years….
5. My name is Matt Villarreal, and I'm the Founder & CEO of Infinite Composites Technologies. Along with my co-founder Michael Tate, We have spent the past 10 years working to achieve what has been the pressure vessel industry's Holy Grail for decades
6. That's why we created the Infinite Composite Pressure vessel, the world's first linerless composite pressure vessel for high-pressure gas storage.
7. Our, Infinite Composite Pressure Vessel technology leverages nano-scale materials... and additive manufacturing[second hand] to eliminate the need for a separate liner and provide the optimal solution for storing compressed and cryogenic fluids.
8. This enables up to 40% lower mass   , up to 50% lower cost , and 80% shorter lead time   than state-of-the-art propellant tanks.
9. We've been awarded 7 patents, and have put our technology to the test in extreme conditions to prove their safety in even the harshest environments.
10. Since our founding   we have delivered more than $4 million in contracts to customers like NASA, ARMY, Air Force and private space companies. In 2020   we delivered 26 units   Which is a 400% increase from 2019
11. . This includes initial hardware for satellite constellations, multiple spacecraft and launch vehicles, and 2 next generation aircraft. These projects alone are expected to grow to 780 tanks   and generate $11 million in revenue by 2022.
12. While space is our beachhead Market, overall demand for the $158 billion global pressure vessel market is booming and with the emergence ,   of hydrogen transportation the industry is poised for exponential growth over the next 5 years
13. We are well positioned to disrupt the entire market because our technology is game-changer in a broad range of applications   underwater,   on the ground,   in the air, and even in space
14. Invest in our campaign on Spaced Ventures, as we revolutionize how gasses are stored on earth and beyond! Thank You!